January 29, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Anne Nguyen Parker

Re:	Be Active Holdings, Inc.
Form 8-K
Filed January 15, 2013
File No. 333-174435

Dear Ms. Parker:

We are counsel to Be Active Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 24, 2013 (the “Comment Letter”) relating to the Company’s Form 8-K filed on January 15, 2013 (the “Form 8-K”).  Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.1 to the Form 8-K (the “Amended 8-K”).  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Item 2.01

The Merger, page 4

1.
It appears that there may be a change in independent accountant associated with the reverse merger and recapitalization described in your filing. If applicable, please revise to comply with Item 4.01 of Form 8-K and provide all of the disclosures required by Item 304 of Regulation S-K.

Response:

The Company intends to file a separate Current Report on Form 8-K with Item 4.01 disclosures within the prescribed period.  As of the date of the Form 8-K filed on January 15, 2013, the Company did not have a change in its independent accountant associated with the reverse merger described in such filing and therefore, no required disclosure was triggered.

Exhibit 99.1

2.
Please amend your filing to include audited financial statements as of and for the fiscal years ended December 31, 2011 and 2010 including a report from your independent registered public accounting firm covering the financial statements for these periods to comply with Rule 8-02 of Regulation S-X.

Response:

The Company included in the Amended 8-K a revised Exhibit 99.1 with a revised audit report referencing the correct dates of the financial statements.

Exhibit 99.3

3.
Please revise your pro forma financial statements to comply with Rule 8-05 of Regulation S-X. In this regard, it appears that you should provide pro forma statements of operations for the fiscal year ended December 31, 2011 and the interim period ended September 30, 2012 and a pro forma balance sheet as of September 30, 2012.

Response:

The Company included in the Amended 8-K a revised Exhibit 99.3, which exhibit included pro forma statements of operations for the fiscal year ended December 31, 2011 and the interim period ended September 30 , 2012 and a pro forma balance sheet as of September 30, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for
___________________
Harvey Kesner